Olink Proteomics Jon Heimer, CEO JP Morgan Healthcare Conference January 11, 2023 San Francisco, CA Exhibit 99.1

Important notice This presentation may contain certain forward-looking statements and opinions. Forward-looking statements are statements that do not relate to historical facts and events and such statements and opinions pertaining to the future that, for example, contain wording such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our addressable market, market growth, future revenue, including with respect to the fiscal years ending December 31, 2022 and 2023, key performance indicators, expenses, capital requirements and our needs for additional financing, our commercial launch plans, our strategic plans for our business and products, market acceptance of our products, our competitive position and developments and projections relating to our competitors, domestic and foreign regulatory approvals, third party manufacturers and suppliers, our intellectual property, the potential effects of government regulation and local, regional and national and international economic conditions and events affecting our business. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and such risks and uncertainties include, but are not limited to: risks generally associated with product development, including delays or challenges that may arise in the development, launch or scaling of our new products, programs or services; risks related to challenges in the commercialization of our products and services; the risk that we may not maintain our existing relationships with suppliers or enter into new ones, or that we will not realize the intended benefits from such relationships; risks related to any inability to protect our intellectual property effectively; risks related to changes in general economic conditions, in particular economic conditions in the markets on which we operate, changes affecting interest rate levels, changes affecting currency exchange rates, changes in competition levels and changes in laws and regulations; and other risks and uncertainties described from time to time in our Annual Report on Form 20-F filed with the Securities Exchange Commission. The forward-looking statements and opinions contained in this presentation are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this presentation and such statements and opinions speak only as of such date, and are subject to change without notice. In light of the significant uncertainties in these forward-looking statements, you should not place undue reliance on these statements. We specifically disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. This presentation contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Financial Information The financial information contained in this presentation relating to estimated revenues for the fiscal years ended December 31, 2022 and 2023 are preliminary and unaudited. As such the Company’s independent auditors have not audited, studied, reviewed or performed any procedures with respect to such preliminary information, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. There can be no assurance that such preliminary results are indicative of the future performance of the Company and actual results may differ materially. 2

Olink®
Accelerating proteomics together

Proven execution, delivering on all strategic levers in 2022


Uppsala
Boston
Tokyo
Shanghai
Singapore

~47%	~$140	~70%	~50%	~40%	~65%	~1.4x
Year on year revenue growth in FY22 (unaudited)	FY22 $m revenue (unaudited)	Explore revenue as % of total revenue FY22	Q4 reagent kit share of total revenue	FY22 reagent kit share of total revenue	2016 – 2022 revenue CAGR	Team expansion in 2022 to 582 employees

3

Olink®
Accelerating proteomics together

Strong execution in 2022 > Significant forward looking market opportunity in high-plex

Explore externalizations
Accumulated # of Explore kit customers



Explore externalizations
n/a
+400%
+108%
0
5
25
52
Dec-19
Dec-20
Dec-21
Dec-22

Approximately ~800k LTM pull through – Explore Kits accounting for ~60% of Q4 Explore revenues

Market size in installed base
# of instruments



High-plex segment1,2
+30%
~8,000
>10,000
2022E
2027E

<1% of installed base in high-plex instruments penetrated

1. Relevant Illumina NGS system, 2. Based on latest available data as of September 2022

Source: Olink analysis

4

Strong execution in 2022 > Significant market opportunity in mid- and low-plex ~6,000 ~4,500 2022E 2027E +25% 40 40 40 40 28 91 Dec-20Dec-19 Dec-22Dec-21 68 131 +70% +93% > 3x increase in Signature installed base <5% of installed base in mid-plex instruments penetrated Mid- and low-plex externalizations Accumulated # of mid- and low-plex kit customers Market size in installed base # of labs Mid- and low-plex segmentSignature and Biomark HD systems Biomark HD Signature Source: Olink analysis 5

2023 Guidance We expect revenue for the full year 2023 to be in the range of $192M and $200M, representing 37% to 43% growth over 2022. We expect strong sustainable growth, continued investment into our organization, and a return to profitability in 20231 2023 Revenue Guidance USDM 46 54 95 FY19 FY20 FY22 FY23FY21 ~140 192-200 +17% +76% +47% +37-43% 6 1. As measured by EBITDA excluding share-based compensation expenses

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Proteomics The next frontier Clinical trials mentioning ‘Proteomics’ #Trials 7

Limited Moderate Infinite Baseline Proxy Phenotype/Lifestyle Profile Actionability DNA RNA Proteins Proteins are so much more relevant and so much more complex than DNA 8

Sensitivity Specificity Dynamic range Sample consumption Throughput Cost Uniquely addressed all major challenges in proteomics – highest data quality “Casting a broad net” 9

Discovery to Dx $35bn TAM opportunity 10

Reducing risk in drug development, saving time and money Novel drug targets – pQTLs Early Dx – from health to disease A better understanding of biology Surrogate markers – safety and efficacy Prediction of disease and outcome Patient stratification Why scientists are using our products 11

~$35 bn TAM from Research ($19bn) and Dx ($16bn) markets From broadest discovery (high-plex) through more targeted research (mid-plex) to late-stage clinical trials and diagnostics (low-plex) 12

Olink®
Accelerating proteomics together

Growing our unique & holistic portfolio applicable from Discovery to Dx









Explore 3072 (NGS)

Measure ~3k proteins with minimal biological sample

Explore 384 (NGS)

Minute sample volume, and outstanding throughput

Target 96 (qPCR)

Choose from fifteen carefully designed panels built for specific area of disease or key biology process

Target 48 (qPCR)

Our 48-plex Cytokine panel with absolute quantification

Focus (qPCR)

Custom developed panel of up to 21 proteins for each client's use case leveraging our entire library

Flex (qPCR)

Custom mix and match to 21-plex from pre-optimized library of ~200 proteins, setting a new standard in protein analysis

Absolute quantification

Insight

A knowledge platform empowering users to understand and utilize the power of proteomics while streamlining the journey from results to discoveries

Signature Q100 (qPCR)

Light and nimble benchtop system purpose built for PEA



13

Clear scientific utility to our customers 1,000+ publications 14

Identification of novel biomarkers in cerebrospinal fluid for dementia Prof.dr. Charlotte Teunissen Amsterdam UMC 15

Aβ, amyloid beta; AD, Alzheimer’s disease; CON, control; CSF, cerebrospinal fluid; LPA, ligand proximity extension assay; MCI, mild cognitive impairment. Goal: understand the CSF proteome changes in AD 16

Panel development for 8 selected proteins 17

9 markers for discrimination of AD from non-AD 18

PEA for exceptional specificity, sensitivity, precision and dynamic range Olink Insight – bioinformatics and data sharing for the future Rapidly expanding protein library 3K+ Fully scalable platform across High, Mid and Low-plex FDA inspired assay validation across the library Flexible by design NGS qPCR Offered at more than 180 Core labs and CROs “Best company to work with” Why we win 19

Appendix 20

International Classification of Diseases 11th Revision Rheumatoid arthritis FA20 Multiple sclerosis 8A40 Inflammatory bowel disease DD70 8A40.1 8A40.2 8A40.3 8A40.4 8A40.5 8A40.6 8A40.7 8A40.8 8A40.9 8A40.10 8A40.11 8A40.12 Next revision of International Classification of Diseases? Immuno-modulation Neuroinflammation Myelin biology Neuroaxonal Integrity Pharma can target specific pathways for effective drug development Revealing the truth of human disease > Protein by protein 21

International Classification ofDiseases 11th Revision Rheumatoid arthritis FA20 Multiple sclerosis 8A40 Inflammatory bowel disease DD70 22

Olink
Accelerating proteomics together

Next revision of International Classification of Diseases?


Multiple sclerosis
8A40.1
8A40.2
8A40.3
8A40.4
8A40.5
8A40.6
8A40.7
8A40.8
8A40.9
8A40.10
8A40.11
8A40.12

23

Immuno-modulation Neuroinflammation Myelin biology Neuroaxonal Integrity 24 Biopharma can target specific pathwaysfor effective drug development

International Classification of Diseases 11th Revision Rheumatoid arthritis FA20 Multiple sclerosis 8A40 Inflammatory bowel disease DD70 8A40.1 8A40.2 8A40.3 8A40.4 8A40.5 8A40.6 8A40.7 8A40.8 8A40.9 8A40.10 8A40.11 8A40.12 Next revision of International Classification of Diseases? Immuno-modulation Neuroinflammation Myelin biology Neuroaxonal Integrity Pharma can target specific pathways for effective drug development 25 Revealing the truth of human disease > Protein by protein.